SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Launches CXone Mpower SmartSpeak, Eliminating Language Barriers in Real-Time for Exceptional Global CX, dated November 4, 2024.

99.2          NICE Actimize Positioned as Category Leader in Chartis Research Communications Surveillance 2024 Vendor Landscape Report, dated November 13, 2024.

99.3          NICE Is A 2024 Gartner® Peer Insights™ CCaaS Customers’ Choice —Only Vendor to Receive This Recognition for the 2nd Time, dated November 18, 2024.

99.4          NICE CLUB ONE Sees 150% Membership Surge in 2024, Setting the Standard for CX Loyalty Programs, dated November 19, 2024.

99.5          NICE Actimize AML SaaS Solutions Chosen by TF Bank to Elevate its Financial Crime Program, dated November 21, 2024.

99.6          AUSIEX Utilizes NICE CXone to Support Commitment to Excellence in CX and Innovation, dated November 25, 2024.

99.7          Maxicare Greatly Improves the Patient Experience with NICE, dated November 26th, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name: /s/ Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

Dated: December 5, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Launches CXone Mpower SmartSpeak, Eliminating Language Barriers in Real-Time for Exceptional Global CX, dated November 4, 2024.

99.2	NICE Actimize Positioned as Category Leader in Chartis Research Communications Surveillance 2024 Vendor Landscape Report, dated November 13, 2024.

99.3	NICE Is A 2024 Gartner® Peer Insights™ CCaaS Customers’ Choice —Only Vendor to Receive This Recognition for the 2nd Time, dated November 18, 2024.

99.4	NICE CLUB ONE Sees 150% Membership Surge in 2024, Setting the Standard for CX Loyalty Programs, dated November 19, 2024.

99.5	NICE Actimize AML SaaS Solutions Chosen by TF Bank to Elevate its Financial Crime Program, dated November 21, 2024.

99.6	AUSIEX Utilizes NICE CXone to Support Commitment to Excellence in CX and Innovation, dated November 25, 2024.

99.7	Maxicare Greatly Improves the Patient Experience with NICE, dated November 26th, 2024.